Via EDGAR

December 7, 2009

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 15, 2009
File Number 333-161922

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”).

The purposes of the Amendment are (i) to include in the Registration Statement and the included prospectus the unaudited financial information of the Company for the reporting period ended September 30, 2009, which information was contained in the Company’s Form 10-Q filed with the SEC on November 16, 2009, (ii) to update the disclosure to reflect developments since the date the Registration Statement was first filed and (iii) to provide certain supplemental disclosure in response to the comments contained in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated October 8, 2009 to Mr. Harry S. Palmin, President and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Registration Statement.

Set forth below are our responses, on behalf of the Company to the comments of the Staff set forth in the Comment Letter.  For your convenience, we have repeated the Staff’s comments below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1. We note that you are registering the sale of 58,745,592 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

The Company strongly disagrees that the facts surrounding this particular registration and the original issuance of the Company’s securities to which the registration relates support a conclusion that the resale of the shares included in the registration constitutes a primary offering.

Background

The Company is seeking to register 37,649,442 shares of the Company’s common stock (the “Common Stock”) issuable upon conversion of the Company’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”) and 21,096,150 shares of Common Stock issuable upon exercise of Common Stock purchase warrants (the “Warrants”).  The following is a summary of the transactions that led ultimately to the issuance of the Series E Preferred Stock and the registration of the underlying Common Stock pursuant to the Registration Statement.  Comparable disclosure already is included in the Registration Statement.

On May 2, 2007, pursuant to a securities purchase agreement dated April 12, 2007 (as amended on May 2, 2007), the Company sold 300 shares its Series B Convertible Preferred Stock, with a stated value of $50,000 per share (the “Series B Preferred Stock”), and issued warrants to purchase 7,500,000 shares of Common Stock at an exercise price of $1.00 per share to certain of the selling stockholders in exchange for aggregate consideration of $15,000,000 (the “Series B Financing”). The shares of Series B Preferred Stock had an initial conversion price of $1.00 per share and were initially convertible at the option of the holder into an aggregate of 15,000,000 shares of Common Stock.  The Series B Preferred Stock also accrued dividends at a rate of 9%, which were payable semi-annually in arrears, provided that the Company had funds lawfully available for the payment of dividends.  The closing price of the Common Stock on April 11, 2007, the last trading day before the date of execution and delivery of the securities purchase agreement for the Series B Financing, was $1.33.

On April 11, 2008, pursuant to a securities purchase agreement dated March 26, 2008 (as amended on April 9, 2008), the Company sold 113.5 shares of its Series D Convertible Preferred Stock, with a stated value of $50,000 per share (the “Series D Preferred Stock”), and issued warrants to purchase at an exercise price of $0.65 per share up to 4,365,381 shares of Common Stock (the “Series D Financing”) to the holders of Series B Preferred Stock in exchange for aggregate consideration of $5,675,000.  The shares of Series D Preferred Stock had an initial conversion price of $0.65 and were initially convertible at the option of the holder into an aggregate of 8,730,755 shares of Common Stock.  The Series D Preferred Stock also accrued dividends at a rate of 9%, which were payable semi-annually in arrears, provided that the Company had funds lawfully available for the payment of dividends.  The closing price of the Common Stock on March 25, 2008, the last trading day before the date on which the issue price for the Series D Financing was fixed, was $0.57.

Upon the closing of the Series D Financing, the holders of Series B Preferred Stock exchanged all of the outstanding shares of Series B Preferred Stock for 300 shares of Series D Preferred Stock. Following the exchange, no shares of Series B Preferred Stock remained outstanding. The rights and preferences of the Series D Preferred Stock were substantially the same as the Series B Preferred Stock, other than the lower conversion price of the Series D Preferred Stock, which resulted in a corresponding increase to the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock relative to the shares of Series B Preferred Stock for which they were exchanged.  In addition, in connection with the exchange, the exercise price of the Warrants issued in connection with the Series B Financing was reduced from $1.00 to $0.65.

The 300 shares of Series D Preferred Stock issued in exchange for Series B Preferred Stock were convertible into 23,076,923 shares of Common Stock (an increase of 8,076,923 shares over the number of shares underlying the Series B Preferred Stock).  As a result of the exchange, the total number of additional Common Stock equivalents issued in connection with the Series D Financing was 16,807,678.  The aggregate consideration per Common Stock-equivalent share, taking into account both the cash purchase and sale of Series D Preferred Stock and the exchange of Series B Preferred Stock, was therefore approximately $0.34.

On February 11, 2009, the Company sold 200 shares of its Series E Convertible Preferred Stock, with a stated value of $50,000 per share (the “Series E Preferred Stock”), and issued warrants to purchase up to 9,230,769 shares of Common Stock (the “Series E Financing”) to Purdue Pharma L.P. (“Purdue”).  The Series E Preferred Stock has a conversion price of $0.65; the Warrants issued in connection with the Series E Financing have an exercise price of $0.65.  The Series E Preferred Stock also accrues dividends at a rate of 9%, which are payable semi-annually in arrears, provided that the Company has funds lawfully available for the payment of dividends.  These dividends may also be payable in kind either through the issuance of additional shares of Series E Preferred Stock or registered shares of Common Stock.  The closing price of the Common Stock on February 10, 2009 was $0.48.

Upon the closing of the Series E Financing, the holders of our Series D preferred stock exchanged all of the outstanding shares of their Series D Preferred Stock and accrued dividends thereon for 445.442875 shares of Series E Preferred Stock, convertible into 34,264,831 shares of Common Stock.  The rights and preferences of the Series E Preferred Stock are substantially the same as the Series D Preferred Stock.  The exchange was completed principally to avoid any uncertainty as to whether the Series D Preferred Stock and Series E Preferred Stock would be pari passu.  In connection with the exchange, the expiration date of the Warrants issued in connection with the Series B Financing and Series D Financing was extended to December 31, 2015, the date on which the Warrants issued in the Series E Financing expire.

Of the currently outstanding shares of Series E Preferred Stock, (i) 242.75650625 shares are derived from the shares of Series B Preferred Stock issued and sold in the Series B Financing, which shares are convertible into 18,673,576 shares of Common Stock, and (ii) 113.5 shares are derived from the  shares of Series D Preferred Stock issued and sold in the Series D Financing (along with 31.942875 shares issued in lieu of accrued and unpaid dividends thereon), which shares (including the dividend shares) are convertible into 11,197,911 shares of Common Stock.  The 200 shares of Series E Preferred Stock issued and sold to Purdue in the Series E Financing are convertible into 15,384,614 shares of Common Stock.

The conversion and exercise prices of all of the preferred stock and Warrants issued in the three transactions described above were, and continue to be, fixed at the time of issuance, subject to adjustment only in the event of stock splits or combinations, stock dividends, recapitalizations or similar events.  They do not have, and never have had, any “toxic” or “death spiral” features, or even provision for adjustments in the event of subsequent dilutive issuances.  In addition, the terms of the Series E Preferred Stock provide for the automatic conversion of all of the outstanding shares of Series E Preferred Stock in the event the volume weighted average price of the Common Stock is maintained at or above $2.00 for twenty consecutive trading days and the shares of common stock issuable upon conversion are covered by an effective Registration Statement under the Securities Act of 1933, as amended (the “Act”).

The shares of Series B, Series D and Series E Preferred Stock and the related warrants issued and sold pursuant to the respective purchase agreements were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  In each purchase agreement, the selling stockholders made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the selling stockholders would not be able to sell their securities at prevailing market prices), (ii) the selling stockholders would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities.  Because such a recharacterization has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken.  In its Compliance and Disclosure Interpretation 612.09 (the “415 Interpretation”) the Staff has set forth a detailed analysis of the relevant factors that should be examined.  The 415 Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the 415 Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the 415 Interpretation is discussed below in the context of the Series E Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Series E Financing can be registered for sale on behalf of the selling stockholders pursuant to Rule 415.

The length of time for which the selling stockholders have held the securities is inconsistent with a determination that the offering is on behalf of the Company.

As described above, all of the shares of Series E Preferred Stock were issued on February 11, 2009.  However, these shares, and the related Warrants, derive from three distinct private placements, the Series B Financing, the Series D Financing and the Series E Financing, which occurred on May 2, 2007, April 11, 2008 and February 11, 2009, respectively.  For purposes of this Rule 415 analysis, we believe the appropriate dates to consider are the dates of original issuance of the overlying securities from which the shares of Common Stock being registered are ultimately derived.

Under Rule 144, the date of issuance of the shares of Common Stock underlying shares of Series E Preferred Stock issued in respect of Series D Preferred Stock (or, indirectly, Series B Preferred Stock) would tack back to the date of the original financing in which the shares were issued, as the exchange of shares of Series B Preferred Stock for shares of Series D Preferred Stock, and the subsequent exchange of Series D Preferred Stock for Series E Preferred Stock, as the newly issued shares were in each case issued solely in exchange for the predecessor securities for purposes of Rule 144(d)(3)(ii).  We further note that the Warrants issued in connection with the Series B Financing and the Series D Financing provide for cashless exercise until such time as there is an effective registration statement in place covering the resale of the underlying shares of Common Stock.  Accordingly, a holder may at its option receive the benefit of tacking to the date of issuance of the Warrant, unless and until the Registration Statement is declared effective.

While Rule 144 is not directly applicable to the question at hand, we believe it is appropriate, for purposes of Rule 415 analysis, to consider the date on which the Common Stock subject to the Registration Statement is deemed issued for Rule 144 purposes.  The purpose of the Rule 144 safe harbor is to give a selling holder comfort that a transaction does not constitute an underwriting or other distribution on behalf of an issuer for purposes of the exemption provided by Section 4(1) of the Securities Act.  Similarly, the question of whether a registered resale constitutes a valid secondary offering for Rule 415 purposes turns on whether or not it is made for the account of the selling stockholder or on behalf of the issuer.  The strictures of Rule 144 are based on a set of principles the Staff has historically employed in order to determine whether a transaction is a secondary offering.  Accordingly, we believe that an analysis of whether a resale would be deemed not to be made on behalf of an issuer under Rule 144 even in the absence of registration provides a useful analytical framework to assess the true date of issuance of the Common Stock subject to the Registration Statement.

In light of the foregoing considerations, and in response to the Staff’s request in the Comment Letter for supplemental disclosure regarding “the date on which and the manner in which each selling shareholder received the shares and/or the overlying securities,” the Company has compiled the following tabular disclosure showing, for each selling stockholder by date of issuance (after applying the tacking provisions of Rule 144), the number of shares of Common Stock being offered under the Registration Statement.

	Issue Date	Issue Date	Issue Date	Total Shares
Selling Stockholder	May 2, 2007	April 11, 2008	February 11, 2009	Offered

Beacon Company	-	-	12,307,691	12,307,691
Rosebay Medical Company L.P.	-	-	12,307,692	12,307,692

Total Purdue-associated companies	-	-	24,615,383	24,615,383

Xmark Opportunity Fund, Ltd.	2,476,923	1,707,692	325,638	4,510,253
Xmark Opportunity Fund, L.P.	1,238,462	853,845	162,819	2,255,126
Xmark JV Investment Partners, LLC	1,238,462	853,845	162,819	2,255,126

Total Xmark-affilated funds	4,953,847	3,415,382	651,276	9,020,505

Caduceus Capital Master Fund Limited	2,476,920	1,361,538	307,812	4,146,270
Caduceus Capital II, L.P.	1,609,998	1,519,615	232,760	3,362,373
Summer Street Life Sciences Hedge Fund Investors LLC	-	1,153,845	59,423	1,213,268
UBS Eucalyptus Fund, L.L.C.	1,610,000	135,000	161,453	1,906,453
PW Eucalyptus Fund, Ltd.	185,769	15,576	18,629	219,974

Total Orbimed-affilated funds	5,882,687	4,185,574	780,077	10,848,338

Knoll Special Opportunities Fund II Master Fund, Ltd.	2,476,923	1,130,769	295,927	3,903,619
Europa International, Inc.	2,476,923	2,515,384	367,234	5,359,541

Total Knoll-affilated funds	4,953,846	3,646,153	663,161	9,263,160

Hunt-Bio Ventures, L.P.	2,786,538	1,849,038	362,630	4,998,206

Total	18,576,918	13,096,147	27,072,527	58,745,592
Percentage of total offering	31.6%	22.3%	46.1%	100.0%

As the table shows, 32% of the securities being offered under the Registration Statement were over thirty months ago, 22% of the securities being offered under the registration statement were issued over eighteen months ago, and the remainder were issued more than nine months ago (based, in each case, on tacking provisions that would apply in the case of resales under Rule 144).  The length of time that has elapsed since the securities were originally issued creates a strong, and we believe irrefutable, inference that the offering pursuant to the Registration Statement is a secondary offering.

This holding period is longer than required by the Staff for valid “PIPE” transactions.  In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of over six months must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In the vast majority of PIPE transactions that we have participated a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.  We are unaware of any current intention of the Staff overturn its PIPEs Interpretation.  We note that in the case of this Registration Statement, the Company was not obligated to file until six months after closing and is required only to use its best efforts to have the Registration Statement declared effective.

The circumstances under which the selling stockholders received the overlying securities, and the circumstances that will obtain at the time of resale, do not support a conclusion that the offering is on behalf of the Company.

As described above, the securities were issued in three separate transactions.  The facts surrounding these issuances do not suggest the Company is attempting to engage in, or that the purchasers of the securities are facilitating on the Company’s behalf, a distribution of the securities.  The securities were all issued in valid private placements with registration rights (complying with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D thereunder) have a fixed conversion price of $0.65; the shares of Series E Preferred Stock; and the Warrants have a fixed exercise price of $0.65.

The conversion price of the Series B Preferred Stock was $1.00 and the exercise price of Warrants issued in the Series B Financing was initially $1.25.  At the time of the Series D Financing, the exercise price of the Warrants issued in connection with the Series B Financing were reset to $0.65 and all of the outstanding shares of Series B Preferred Stock, which had a conversion price of $1.00, were exchanged for shares of Series D Preferred Stock.  Although the $1.00 conversion and $1.25 exercise prices applicable to securities issued in the Series B Financing represented approximately a 25% and 6% discount, respectively, to the market price of the common stock at the time of the transaction, the $0.65 conversion and exercise price applicable to securities issued in the Series D Financing and Series E Financing represented, in each case, a premium to the respective market price of the Common Stock at the time of each transaction.  (However, note above the effect of the exchange of Series B Preferred Stock for Series D Preferred Stock on the effective issue price per share in connection with the Series D Financing.)

The fact that the securities issued in each of the relevant transactions had fixed conversion and exercise prices, and the fact that registration of the underlying securities was required for only after the passage of a significant period of time following the original issuance, do not support a conclusion that the selling stockholders were purchasing the securities for the purpose of distributing them on behalf of the Company.

Based in part on the letter of comment appearing to be generated as a result of a quantitive analysis of the number of shares being registered as compared to the number of outstanding shares, it seems to us that the Staff equates registration with an intent to distribute.  However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including the selling stockholders, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether such investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries for other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the selling stockholders to effect a distribution of the shares issuable to them in the financings even if they wanted.  As indicated above, there are five selling stockholder groupings that purchased securities from the Company in the financings.  It would require a conspiracy of massive proportions for all of the selling stockholders to act in concert to effect a distribution of the shares.  There is no evidence that the selling stockholders have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the selling stockholders a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, the three-month average daily trading volume of the Common Stock as of September 15, 2009, the date on which the Registration Statement was first filed with the Securities and Exchange Commission, was approximately 95,000 shares.  Based on that average volume, if the selling stockholders attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 618 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming 250 trading days per year, that would equate to a period of nearly 2 ½ years.  If they accounted for half of the daily trading volume, it would take them over 6 years to sell their shares.  It simply strains logic past the breaking point to believe that the selling stockholders have purchased their shares for the purpose of making a distribution if it would take them nearly 5 years to do so.  As of December 4, 2009, the three-month average daily trading volume of the Common Stock was approximately 84,000 shares.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the selling stockholders have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the selling stockholders are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is not a scintilla of evidence that any special selling efforts or selling methods have taken place or would take place if all of the shares of Common Stock issuable upon conversion of the Series E Preferred Stock and upon exercise of the Warrants were registered.  Again, it is not credible to assume that the five groupings of selling stockholders will somehow band together to distribute their shares.  Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the purchase agreements.

The relationship of the selling stockholders to the Company does not support a conclusion that these selling stockholders are acting on behalf of the issuer.

Each of the selling stockholders other than Purdue Pharma LP is a private investment fund, which has invested in the Company since May 2007.  Purdue, on the other hand, is a strategic investor.  According to its website, Purdue, a privately held pharmaceutical company founded by physicians, is focused on meeting the needs of healthcare providers and the patients in their care and is dedicated to finding, developing and bringing to market new medicines and related products.

At the time of the Series E Financing, Purdue purchased 200 shares of Series E Preferred Stock and a Warrant exercisable for 9,230,769 shares of Common Stock for $10,000,000.  Simultaneously with the closing of the Series E Financing, Mundipharma International Corporation Limited (“Mundipharma”), an independent associated company of Purdue, obtained the right to develop, manufacture and commercialize, on an exclusive basis the Company’s lead compound, NOV-002, in Europe (other than Russia and some other former soviet socialist republics), Asia (other than China and Taiwan) and Australia.  In addition, Purdue has a right to designate a director, which it has not yet exercised, and a right to designate an observer, which it has exercised.

In late August 2009, more than six months after the closing of the Series E Financing, Purdue entered into a transaction with the Company pursuant to which it purchased 5,303,030 shares of Common Stock and agreed to purchase an additional 8,333,334 shares of Common Stock pending the approval by the Company’s stockholders of an amendment to increase the number of shares of Common Stock authorized under the Company’s certificate of incorporation.  This approval has been obtained, and the issuance of the additional shares of Common Stock was completed on November 10, 2009.  As a result of these issuances of Common Stock, independent associated entities of Purdue-related entities now collectively hold approximately 21% of the outstanding Common Stock (disregarding any beneficial ownership of Common Stock issuable upon conversion or exercise of Series E Preferred Stock or Warrants, respectively). Also in connection with this transaction, the Company granted Purdue a right of first refusal on offers to license rights to the Company’s lead compound for the United States and granted two independent associated companies of Purdue a right of first refusal on offers to license rights to the Company’s lead compound for Canada and Latin America, respectively.

Based on Purdue’s relationship it is not credible to assume that it wishes to flip its shares once the Registration Statement is declared effective.  It is similarly not credible to believe that the other selling stockholders, intend to flip their shares upon the effectiveness of the Registration Statement.  However, given their lengthy period from date of investment, and their fiduciary duties to their investors, an interest in changing their portfolio mix should not allow an inference that they intend to effect a distribution on behalf of the Company.

The following tabular disclosure sets forth, by selling stockholder, the number of shares they are offering pursuant to the Registration Statement, and the percentage of the total offering such shares comprise:

		Percentage
	Total Shares	of Total
Selling Stockholder	Offered	Offering

Beacon Company	12,307,691	21.0%
Rosebay Medical Company L.P.	12,307,692	21.0%

Total Purdue-associated companies	24,615,383	41.9%

Xmark Opportunity Fund, Ltd.	4,510,253	7.7%
Xmark Opportunity Fund, L.P.	2,255,126	3.8%
Xmark JV Investment Partners, LLC	2,255,126	3.8%

Total Xmark-affilated funds	9,020,505	15.4%

Caduceus Capital Master Fund Limited	4,146,270	7.1%
Caduceus Capital II, L.P.	3,362,373	5.7%
Summer Street Life Sciences Hedge Fund Investors LLC	1,213,268	2.1%
UBS Eucalyptus Fund, L.L.C.	1,906,453	3.2%
PW Eucalyptus Fund, Ltd.	219,974	0.4%

Total Orbimed-affilated funds	10,848,338	18.5%

Knoll Special Opportunities Fund II Master Fund, Ltd.	3,903,619	6.6%
Europa International, Inc.	5,359,541	9.1%

Total Knoll-affilated funds	9,263,160	15.8%

Hunt-Bio Ventures, L.P.	4,998,206	8.5%

Total	58,745,592

However the relationships of the selling stockholders to the Company may be characterized, the Company does not consider the question of whether the selling stockholders are actual or potential affiliates to bear significantly on the issue of whether the offering is a valid secondary offering.  The Staff has maintained a position that the status of a selling stockholder as an “affiliate” does not necessarily imply that the selling stockholder is acting on behalf of the issuer, and in fact, that the Staff will not make such a finding, even in cases the affiliate owns more than 50% of the issuer’s securities (i.e., cases where the affiliate exerts decisive control over the issuer), unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.  (See Compliance and Disclosure Interpretation 216.14.)  Indeed, the Staff has acknowledged that even resale registrations of securities held by a stockholder holding 73% of an issuer’s voting stock can constitute a valid secondary offering.  (See Compliance and Disclosure Interpretation 612.12.)

The Amount of Shares Involved.

The Company currently has 65,284,726 shares of Common Stock outstanding.  Of those, 741,118 are held by executive officers and directors, 13,636,364 shares of Common Stock are held by independent companies associated with Purdue, 645,499 shares of Common Stock are held by Xmark-affiliated funds and 1,677,785 shares are held by Knoll-affiliated funds.

Assuming that all of the shares offered pursuant to the Registration Statement are issued and sold, those shares would represent approximately 54% of the total outstanding Common Stock held by non-selling stockholders.  However, we believe that the nature of the offering and the terms of the overlying securities limit the importance of this factor.

We note that the amount of shares involved is only one factor cited in the 415 Interpretation to be considered by the Staff in applying Rule 415.  In this case, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff.  This single-minded focus on the number of shares is inconsistent with the 415 Interpretation and the facts and circumstances recited above.

We understand the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the Staff began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We also understand that in order to monitor these types of transactions, the Staff began to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K and was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  We believe that the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the 415 Interpretation.  As far as we are aware, no rationale for the one-third threshold has ever been articulated, other than that it is an easy criteria to apply.

The availability of the Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third.  In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float.  As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock.  Contrary to the Staff’s viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  In light of the Commission’s public commitment to small business issuers, the Staff’s focus on these smaller companies is hard to harmonize.  Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws.  However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies.  Recent history demonstrates that “size doesn’t matter” when it comes to illegal behavior.

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  In this case, the selling stockholders evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  In our experience, investors in a PIPE rarely look to acquire a specific proportion of an issuer’s equity and then calculate an investment amount based on a desired level of ownership.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The lack of rationality in focusing on the number of shares being registered is amply demonstrated by how the Staff resolves Rule 415 issues.  Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering.  If the selling stockholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell.  It doesn’t change one iota the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff’s arbitrary focus on one-third of the public float contradicts its own interpretative positions.  For example, Compliance and Disclosure Interpretation 612.12 describes a scenario where a holder seeks to dispose in a secondary at-the-market offering of a block of shares consisting of 73% of the outstanding shares of the issuer’s common stock.  The interpretation states, in relevant part, that:

“Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

This interpretive position makes clear that a holder seeking to dispose in a registered resale of well in excess of one-third of the public float, even a holder who is clearly a control person of the issuer, can effect a valid secondary offering of its shares unless other facts indicate that the selling stockholder is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering.  The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago.  See American Council of Life Insurance (avail. June 10, 1983).  In 2007, amendments to Rule 145 were adopted that eliminated the presumptive underwriter doctrine in connection with most Rule 145 transactions.  See Securities Act Release No. 33-8869 (Dec. 17, 2007).  Accordingly, there is no principled basis for attempting to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, the Series E Financing should not raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register.  The shares covered by the Registration Statement represent approximately 90% of the Common Stock outstanding and approximately 39% of the fully diluted shares as of the filing of the Registration Statement, and approximately 36% of the fully diluted shares as of the filing of Amendment No. 1 to the Registration Statement.  We are aware of situations where the Staff has reviewed other registration statements in substantially similar circumstances and has allowed the registrant to effect a registration of a far greater proportion of the outstanding shares.  There is nothing in this situation that justifies applying a lower threshold.  On these facts and especially in light of the diffuse nature of the selling stockholders, the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

To the Company’s knowledge, none of the sellers is in the business of underwriting securities.

Each of the selling stockholders has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer, and therefore, there is no basis to deem any of them an underwriter of the Company in connection with the offering.

The Company will not receive proceeds in connection with the resale of securities pursuant to the Registration Statement, and any proceeds or other economic benefit the Company will receive upon conversion or exercise of overlying securities is not related to the market value of underlying securities at the time of exercise or conversion.

Although the Staff indicates in the 415 Interpretation that the question of who receives the proceeds (or other economic benefit) is not the only factor on which an analysis of the character of an offering should be based, it should be central to any such analysis.  In this case, the nature of the securities as fixed price derivatives, and the Company’s minute economic interest in the timing of conversions, exercises and resales in connection with the offering (particularly compared to that of the selling stockholders), support the conclusion that the offering is not on behalf of the Company.

In the offering pursuant to the Registration Statement the proceeds to the Company as a result of the exercise of warrants (or, in the case of conversion of preferred stock, the transfer of liquidation preference into paid-in capital) are entirely unaffected by market prices at the time of exercise or conversion and resale.  In circumstances where the Company has no economic interest in resales that are tied to market prices (other than the increased likelihood of conversion or exercise when market prices are high), it is implausible to view such resales, the economic benefits of which redound almost entirely to the selling stockholder, as “on behalf” of the Company in any sense.  This is particularly true where the passage of time between issuance of the security and resale of the underlying security is several months or even over a year.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Series E Preferred Stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale and issuance of the Series E Preferred Stock).

The total dollar value of the securities we have registered for resale, based on the closing price of our Common Stock on December 4, 2009, is $44,059,194.  We have included this information as supplemental disclosure in the Amendment under the caption “Selling Stockholders”.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series E Preferred Stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series E Preferred Stock.

The only payments that may be required to be made to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the registration of the securities covered by the Registration Statement transaction are the accruing dividends on shares of Series E Preferred Stock and any liquidated damages that would have resulted had the registration Registration Statement not been timely filed by the Company in accordance with the registration rights agreement entered into in connection with the Series E Financing. The dividend payments are disclosed in the following paragraph.  We will not be required to make any payments for liquidated damages because the Registration Statement was filed in a timely manner.  The Company may become obligated to pay liquidated damages to those of the selling stockholders who are also named as selling stockholders under a previous registration statement filed by the Company.  Such liquidated damages would result in the event the Company is unable to maintain the effectiveness of that previous registration statement during the period required under the applicable registration rights agreement.

The Company received net proceeds of $13,693,051 in connection with the issuance and sale of Series B Preferred Stock in the Series B Financing.  The Company received an additional $5,469,672 in net proceeds in connection with the Series D Financing.  During the first year following the Series B Financing, the holders of Series B Preferred Stock received aggregate payments of $1,237,500, all in the form of cash dividends.  During the first year following the Series D Financing, the Company did not make any payments to holders of Series D Preferred Stock.

On February 9, 2009, in connection with the exchange of Series D Preferred Stock for Series E Preferred Stock, dividends totaling $1,597,000 that had accumulated on Series D Preferred Stock were exchanged for 31.942875 shares of Series E preferred stock.  The maximum possible amount of payments the holders of Series E Preferred Stock may receive during the year following the Series E Financing, assuming no conversions of preferred stock occurred during that year, is $2,904,493, all of which would come in the form of cash dividends.  However, given the Company’s continuing losses from operations and its accumulated stockholders’ deficit, as well as limitations on the use of proceeds received from the Purdue financings, the Company does not anticipate paying cash dividends prior to the anniversary of the Series E Financing.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the Series E Preferred Stock, presented in a table with the following information disclosed separately:

• the market price per share of the securities underlying the Series E Preferred Stock on the date of the sale of the Series E Preferred Stock;

• the conversion price per share of the underlying securities on the date of the sale of the Series E Preferred Stock, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the Series E Preferred Stock; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series E Preferred Stock and determine the conversion price per share as of that date;

• the total possible shares underlying Series E Preferred Stock;

• the combined market price of the total number of shares underlying the Series E Preferred Stock, calculated by using the market price per share on the date of the sale of the Series E Preferred Stock and the total possible shares underlying the Series E Preferred Stock;

• the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the Series E Preferred Stock calculated by using the conversion price on the date of the sale of the Series E Preferred Stock and the total possible number of shares the selling shareholders may receive; and

• the total possible discount to the market price as of the date of the sale of the Series E Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series E Preferred Stock from the combined market price of the total number of shares underlying the Series E Preferred Stock on that date.

If there are terms of the Series E Preferred Stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We have provided the requested disclosure below for purposes of illustration.  However, we do not believe this disclosure is appropriate for inclusion in the Registration Statement because the difference between the conversion/exercise price of the overlying securities and the market price from time to time of the underlying securities does not represent a stated “discount” applied at the time of conversion or exercise.  Because the conversion and exercise prices are fixed, the dilutive impact of the overlying securities was known at the time of issuance.  At the time of issuance, the conversion price of the Series D Preferred Stock and the Series E Preferred Stock and the exercise price of related warrants (all $0.65) represented a premium over (or negative discount to) the then market price.

	Issue Date April 11, 2008		Issue Date February 11, 2009

Selling Stockholder	Shares of Common Stock Issuable Upon Conversion of Series E Preferred Stock (1)	Aggregate Premium to Market Price on Date of Issuance (2)	Shares of Common Stock Issuable Upon Conversion of Series E Preferred Stock	AggregatePremium to Market Price on Date of Issuance(3)

Beacon Company	-	-	7,692,307	1,307,692
Rosebay Medical Company L.P.	-	-	7,692,307	1,307,692

Total Purdue-associated companies	-	-	15,384,614	2,615,384

Xmark Opportunity Fund, Ltd.	3,523,077	281,846	325,638	55,358
Xmark Opportunity Fund, L.P.	1,799,999	144,000	162,819	27,679
Xmark JV Investment Partners, LLC	2,107,692	168,615	162,819	27,679

Total Xmark-affilated funds	7,430,768	594,461	651,276	110,717

Caduceus Capital Master Fund Limited	2,461,418	196,913	307,812	52,328
Caduceus Capital II, L.P.	1,998,009	159,841	232,760	39,569
Summer Street Life Sciences Hedge Fund Investors LLC	769,231	61,538	59,423	10,102
UBS Eucalyptus Fund, L.L.C.	1,338,547	107,084	161,453	27,447
PW Eucalyptus Fund, Ltd.	127,524	10,202	18,629	3,167

Total Orbimed-affilated funds	6,694,729	535,578	780,077	132,613

Knoll Special Opportunities Fund II Master Fund, Ltd.	3,830,769	306,462	295,927	50,308
Europa International, Inc.	4,753,846	380,308	367,234	62,430

Total Knoll-affilated funds	8,584,615	686,769	663,161	112,737

Hunt-Bio Ventures, L.P.	4,694,230	375,538	362,630	61,647
Total	27,404,342	2,192,347	17,841,758	3,033,099

(1)
Includes shares of common stock that are issuable upon conversion of Series B preferred stock sold in May 2007 with a conversion price of $1.00. The conversion price on those shares was reduced to $0.65 in connection with the financing that was completed on April 11, 2008.

(2)	Based upon a conversion price of $0.65 and a market price of $0.57 on the last trading day before execution of the securities purchase agreement.
(3)	Based upon a conversion price of $0.65 and a market price of $0.48 on the last trading day before execution of the securities purchase agreement.

There are no terms that provide for a change in the conversion price per share of Series E Preferred Stock, other than in connection with stock splits, stock dividends, recapitalizations and similar events.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

• market price per share of the underlying securities on the date of the sale of that other security;

• the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

• the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

• the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

• the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

• the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We have provided the requested disclosure below for purposes of illustration.  However, we do not believe this disclosure is appropriate for inclusion in the Registration Statement because the difference between the conversion/exercise price of the overlying securities and the market price from time to time of the underlying securities does not represent a stated “discount” applied at the time of conversion or exercise.  Because the conversion and exercise prices are fixed, the dilutive impact of the overlying securities was known at the time of issuance.  At the time of issuance, the conversion price of the Series D Preferred Stock and the Series E Preferred Stock and the exercise price of related warrants (all $0.65) represented a premium over (or negative discount to) the then market price.

	Issue Date April 11, 2008		Issue Date February 11, 2009

Selling Stockholder	Shares of Common Stock Issuable Upon Exercise of Warrants (1)	Aggregate Premium to Market Price on Date of Issuance(2)	Shares of Common Stock Issuable Upon Exercise of Warrants	Aggregate Premium to Market Price on Date of Issuance (3)

Beacon Company	-	-	4,615,384	784,615
Rosebay Medical Company L.P.	-	-	4,615,385	784,615

Total Purdue-associated companies	-	-	9,230,769	1,569,231

Xmark Opportunity Fund, Ltd.	1,569,230	125,538	-	-
Xmark Opportunity Fund, L.P.	784,615	62,769	-	-
Xmark JV Investment Partners, LLC	784,615	62,769	-	-

Total Xmark-affilated funds	3,138,460	251,077	-	-

Caduceus Capital Master Fund Limited	1,453,846	116,308	-	-
Caduceus Capital II, L.P.	1,156,538	92,523	-	-
Summer Street Life Sciences Hedge Fund Investors LLC	384,615	30,769	-	-
UBS Eucalyptus Fund, L.L.C.	695,000	55,600	-	-
PW Eucalyptus Fund, Ltd.	80,192	6,415	-	-

Total Orbimed-affilated funds	3,770,191	301,615	-	-

Knoll Special Opportunities Fund II Master Fund, Ltd.	1,376,923	110,154	-	-
Europa International, Inc.	1,838,461	147,077	-	-

Total Knoll-affilated funds	3,215,384	257,231	-	-

Hunt-Bio Ventures, L.P.	1,741,346	139,308	-	-
Total	11,865,381	949,230	9,230,769	1,569,231

(1)	Includes warrants issued in May 2007 with an exercise price of $1.25 which was subsequently adjusted to $0.65 in connection with the financing that was completed on April 11, 2008.
(2)	Based upon an exercise price of $0.65 and a market price of $0.57 on the last trading day before execution of the securities purchase agreement.
(3)	Based upon an exercise price of $0.65 and a market price of $0.48 on the last trading day before execution of the securities purchase agreement.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the Series E Preferred Stock transaction;

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3 above;

• the resulting net proceeds to the issuer; and

• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Series E Preferred Stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to comment 3 above, and the total possible discount to the market price of the shares underlying the Series E Preferred Stock, as disclosed in response to comment 4 above, divided by the net proceeds to the issuer from the sale of the Series E Preferred Stock.

We have provided the requested disclosure below for purposes of illustration based on the market price of the Common Stock as of a recent date.  However, we do not believe this disclosure is appropriate for inclusion in the Registration Statement.  The total possible profit of the selling stockholders is not knowable because the difference between the conversion/exercise price of the overlying securities and the market price from time to time of the underlying securities does not represent a stated “discount” applied at the time of conversion or exercise.

Gross proceeds (2007 Financing)	$15,000,000
Gross proceeds (2008 Financing)	5,675,000
Gross proceeds (2009 Financing)	10,000,000

Less payments made:

2007 Financing:
Placement agent fee – Rodman & Renshaw LLC	892,500
Placement agent fee – Emerging Growth Equities, Ltd.	157,500
Reimbursement of placement agent legal fees	18,400
Reimbursement of investor legal fees	77,000
Reimbursement of due diligence expenses	7,000

2008 Financing:
Placement agent fee – Rodman and Renshaw LLC	100,000
Reimbursement of investor legal fees	25,000

2009 Financing :
Advisor fee – Ferghana Partners	700,000
Reimbursement of investor legal fees	10,000

Dividends:

Dividends paid to holders of Series B Preferred Stock on September 30, 2007	562,500
Dividends paid to holders of Series B Preferred Stock on April 12, 2008	675,000
Dividends exchanged for shares of Series E Preferred Stock on February 11, 2009	1,597,000

Less payments that may be required to be made:

Dividends accumulating through February 11, 2009	2,904,000

Net	$22,949,100

As of December 4, 2009:

Excess of market value of underlying common stock over proceeds	$13,384,194
Excess/shortfall of market value of underlying common stock over proceeds, less exercise price	$(328,304)

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

• the date of the transaction

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

• the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

• the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Other than the securities transactions that have given rise to the offering and are fully described above, there have been no other securities transactions with the selling stockholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

• the number of shares outstanding prior to the Series E Preferred Stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Number of shares outstanding (other than shares held by affiliates of the Company or selling stockholders or their affiliates)	48,583,960
Number of fully diluted shares outstanding (other than shares held by affiliates of the Company or selling stockholders or their affiliates)	68,016,172
Number of shares registered for resale by the selling shareholders or their affiliates	12,000,000
Number of shares registered for resale and still held by selling stockholders or their affiliates	8,173,160
Number of shares registered for resale and sold by selling stockholders or their affiliates	3,826,840
Number of shares registered for resale on behalf of selling shareholders under Registration Statement	58,745,592

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

• whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

• whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Series E Preferred Stock transaction and

• the filing of the registration statement (e.g., before or after the announcement of the Series E Preferred Stock transaction, before the filing or after the filing of the registration statement, etc.).

The Company will not be required to make any payments on the overlying securities.  The terms of the Series E Preferred Stock contemplate the payment of periodic dividends.  However, any such payments are subject to the Company having available funds to apply to such payments consistent with the requirements of the Delaware General Corporation Law.  The Company is permitted to issue in-kind dividends in the form of additional shares of Series E Preferred Stock or registered Common Stock.  In addition, the Series E Preferred Stock is subject to automatic conversion in the event the market price of the Common Stock is sustained above $2.00 for the period of time specified in the Certificate of Designations.

Based on information provided by the selling stockholders named in the Registration Statement, the Company is unaware of any short positions any such holders have in the Common Stock.

10. Please provide us, with a view toward disclosure in the prospectus, with:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series E Preferred Stock; and

• copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series E Preferred Stock.

The Company has provided the foregoing disclosure in the prospectus and included as exhibits to the Registration Statement all material agreements between the Company and the aforementioned parties regarding the sale of Series E Preferred Stock and related transactions.  Please see the disclosure under the caption “Private Placements of Our Securities with Selling Stockholders” in the Registration Statement.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company’s material agreements with the selling stockholders named in the Registration Statement are fully disclosed in the prospectus, and all such material agreements have been included as exhibits to the Registration Statement.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The Company entered into a registration rights agreement with the holders of Series E Preferred Stock that provides for the registration of all of the shares of Common Stock underlying the Series E Preferred Stock within 5 business days after the 180th day following the completion of the Series E Financing.  This deadline was subsequently extended to September 15, 2009 with the consent of the investors in the Series E Financing, and the Registration Statement was timely filed on that date.  The Common Stock included in the registration statement is based on (i) the total number of shares of Common Stock issuable upon conversion of the Series E Preferred Stock as of the date of filing of the registration statement and (ii) the total number of shares of Common Stock issuable upon the exercise of warrants issued to the selling stockholders in connection the Series B, D and E financings, (iii) less the number of shares of common stock included in a prior registration statement.  Because the conversion and exercise prices of the overlying securities are fixed and do not contain any provision for future adjustment in the event of dilutive issuances, the number of shares of Common Stock issuable upon conversion or exercise thereof will not change (except in the case of stock dividends or recapitalizations covered by Rule 416).

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork
Paul Bork

cc:   Mr. Harry Palmin